Kingtone Wirelessinfo Solution Holding Ltd.
3rd Floor, Borough A, Block A. No.181
South Taibai Road, Xi’an, Shaanxi Province
People’s Republic of China 710065
Tel: (86) 29-88266368

April 26, 2010

Ms. Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Amendment No. 1 to Registration Statement on Form F-1/A
Registration Statement No. 333-166056 filed on April 13, 2010

Dear Ms. Mills-Apenteng:

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company”), is in receipt of the verbal comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on April 22, 2010 (the “Comments”) to legal counsel of the Company, with respect to the Company’s Registration Statement on Form F-1 (Reg. No. 333-166056) filed with the Commission on April 13, 2010 (the “Registration Statement”).  We hereby file via EDGAR our response to the Comments containing proposed disclosure to be included in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Share ownership percentages, pages 3 and 38

1.           In response to the Staff’s comment, we propose to revise the disclosure of our corporate history on pages 3 and 38 of the prospectus to clarify our disclosure on the share ownership of the Kingtone Information shareholders. Set forth below is the proposed revised text of the disclosures on pages 3 and 38, which are marked to show the changes to be made in Amendment No. 1.

Page. 3 – “Prospectus Summary – Corporate History and Structure”

As a result of the restructuring, four of our record shareholders, Xtra Heights Management Ltd. (“Xtra”), SCGC Capital Holding Company Limited (“SCGC Capital”), Big Leap Enterprises Limited (“Big Leap”), and Silver Avenue Overseas Inc. (“Silver Avenue”) hold our ordinary shares as nominees on behalf of the record shareholders of Kingtone Information.  Through their nominee shareholder at the level of our parent company, the shareholders of Kingtone Information received, ~~a~~as part of the restructuring, rights to acquire our ordinary shares~~, representing, prior to the offering, approximately~~ in the same relative ownership percentages as they hold in Kingtone Information prior to the offering and before giving effect to the 100,000 ordinary shares issued to Millennium Group, Inc. as described in “Corporate History and Structure”.  For more detailed information on our restructuring, see the section entitled “Corporate History and Structure”.

April 26, 2010

Page 38 – “Corporate History and Structure”

In exchange for causing Kingtone Information to enter into the Control Agreements, the shareholders of Kingtone Information received the right to acquire ordinary shares of Kingtone Wireless, through their nominee entities (Xtra, SCGC, Big Leap and Silver Avenue), in ~~approximately~~ the same relative ~~amounts~~ ownership percentages as they hold in Kingtone Information prior to the offering and before giving effect to the 100,000 ordinary shares issued to Millennium.  As part of the restructuring, certain of the shareholders of Kingtone Information entered into a Call Option Agreement dated as of December 15, 2009 with Xtra and Sha Li, Xtra’s sole shareholder, pursuant to which the shareholders of Kingtone Information are entitled to purchase up to an aggregate of 6,806,250 shares of Kingtone Wireless over time if certain conditions are satisfied.  See the subsection below entitled “Call Option Agreements between Xtra Heights Management Ltd. and Shareholders of Kingtone Information” for further information on the Call Option Agreements.  The remaining Kingtone Information shareholders have unwritten understandings with SCGC, Big Leap and Silver Avenue, as applicable, and their respective nominee shareholders, pursuant to which the Kingtone Information shareholders are entitled to purchase up to an aggregate of 3,093,750 of our ordinary shares upon the satisfaction of conditions similar to those set forth in the Call Option Agreements with Xtra.

Fiscal year for presentation of interim financials

2.           For the reasons discussed below, we believe it is appropriate for us to present our first quarter financial results as of February 28, 2010 without the necessity of preparing a transition report, and, in doing so, we may present the results of Kingtone Information, our PRC operating company, as of December 31, 2009.

Presenting the Company's financials for the fiscal quarter ended February 28, 2010 with Kingtone Information’s financials for its fiscal quarter ended December 31, 2009 is permitted because pursuant to Regulation S-X Rule 3a-02(b)(1) in connection with the different fiscal periods existing in the financial statements following a combination between entities under common control, the financial statements of constituents may be combined where the difference at year end is not more than 93 days.

The rules of the Commission do not specifically address the reporting requirements for the most recently completed interim period financial statements where a foreign private issuer changes its fiscal year prior to filing a registration statement and includes this information when it is not required to do so.  A foreign private issuer filing a registration statement in accordance with Item 8(A)(5) of Form 20-F, does not have to present unaudited interim financial information if the prospectus is dated less than nine months after the end of the last audited financial year.  The conclusion reached below on how to present the interim period is based on the rules as they are applied to an issuer that is required to present quarterly interim information.

April 26, 2010

The Commission’s Financial Reporting Release (“FRR”) No. 35 section 102.05 addresses the reporting as a result of a change in fiscal year and is applicable to both foreign and domestic issuers.  This section of the FRR explains the required transition period reporting that results from a change in fiscal year.  The transition  period is defined as the “interim period” from the end of the most recently concluded fiscal year to the opening date of the new fiscal year.  If the most recently concluded fiscal year is November 30 and the opening date of the new fiscal year is October 1, then the transition period would be 10 months.  It further explains that a  foreign private issuer with a transition period longer than six months is required to file a Form 20-F containing responses to all items required when the Form is used as an annual report, and including audited financial statements.  Therefore, the transition period is reported on Form 20-F and is due six months after the end of the new fiscal year.  There is no special interim period reporting stated.

Appendix D to Section 102.05 of FRR 35 describes the reporting in a situation where the decision is made early in the year to change the year end to a future date with a resulting transition period of six months or longer.  Assuming a domestic issuer, the FRR shows the following example in appendix D:

“On Feb. 1, 1990 the issuer (with a December 31, 1989 year end) decides to change year end to Sept. 30, 1990 (4) days after Feb. 1, 1990 files an 8-K 90 days after Dec. 31, 1989 files a 10-K covering full year from Jan. 1, 1989 through Dec. 31, 1989 45 days after March 31, 1990 and June 30, 1990 files 10-Qs covering the quarters ending March 31, 1990 and June 30, 1990, respectively 90 days after Sept. 30, 1990 files a transition report on Form 10-K covering the transition period from Jan. 1, 1990 through Sept. 30, 1990 45 days after Dec. 31, 1990 files a 10-Q covering the first quarter ending Dec. 31, 1990 of the new fiscal year, with regular timing of quarterly and annual reporting continuing thereafter.”

Also, in Appendix C, it shows the reporting where there is a change from a calendar year basis to another fiscal year basis (but for a transition period of less than six moths).   It shows the following:

“On Feb. 1, 1990 the issuer decides to change year end to May 31, 1990 15 (4) days after Feb. 1, 1990 files an 8-K 90 days after Dec. 31, 1989 files a 10-K covering full year from Jan. 1, 1989 through Dec. 31, 1989 either 45 days after Feb. 28, 1990 files a 10-Q covering the period ending Feb. 28, 1990 coinciding with a quarter of the new fiscal year or 45 days after March 31, 1990 files a 10-Q covering the quarter ending March 31, 1990 of the old fiscal year Either 45 days after May 31, 1990 files a transition report on Form 10-Q or 90 days after May 31, 1990 files a transition report on Form 10-K covering the transition period from Jan. 1, 1990 through May 31, 1990 45 days after Aug. 31, 1990 files a 10-Q covering the first quarter ending Aug. 31, 1990 of the new fiscal year, with regular timing of quarterly and annual reporting continuing thereafter, if the transition report was filed on Form 10-Q , the 10-K covering the full year from June 1, 1990 through May 31, 1991 would include separate audited financial statements covering the transition period from Jan. 1, 1990 through May 31, 1990.”

April 26, 2010

The combination of both examples show that there is no retroactive application of the change in fiscal year, the transition period that is created is filed on the annual reporting form as if it were an annual report for the new fiscal period, and the interim reports due prior to the end of the new fiscal year can be filed on the basis of the old fiscal year (at least for the interim periods prior to the period in which the change in fiscal year is made).

Furthermore, Section 6250.3 of the Commission’s Division of Corporate Finance – Financial Reporting Manual states:

 “foreign private issuers filing a registration statement after changing their fiscal year-end may need to provide more current audited financial statements than are required by the transition reporting rules in order to comply with requirements regarding the age of financial statements in the registration statement. The age of the most recently audited financial statements cannot exceed the age specified by Item 8 of Form 20-F (generally 15 months) at the registration statement's effective date.”

Section 6250.3 makes no mention of a change in the presentation of the audited or interim financial statements, just a cautionary statement about the age of the audited financials.   In the situation described above, where there is a 10 month transition period ending September 30th, the next audited financial statement would not be due until March 31 of the following year so there would be no requirement to update or change the audited financials for the most recently completed old fiscal year or change the filing period for the most recently completed interim period.

Summary first quarter financial information

3.           We propose to include at the beginning of the Prospectus Summary in Amendment No. 1 a new section entitled “Recent Developments” which will contain disclosure of certain preliminary financial information for our fiscal quarter ended February 28, 2010 (presenting information of Kingtone Information for the three months ended December 31, 2009).  As of the date of this letter, we have not completed the preparation of our financial statements for such quarter and we do not expect to complete such financial statements prior to the commencement of our marketing efforts or the effectiveness of the Registration Statement, assuming the prompt resolution of the outstanding Comments.  However, we have available certain estimates of our financial results for the quarter ended February 28, 2010 which we propose to disclose under “Recent Developments”, the text of which is set forth at the end of our response to this Comment.

April 26, 2010

Furthermore, as a foreign private issuer, the applicable instructions of Item 8A to Form 20-F do not require us to file unaudited interim financial statements unless the prospectus is dated more than nine months after our audited fiscal year ended November 30, 2009.  Accordingly, we do not intend to include interim financial statements in Amendment No. 1 and we have no present plans to amend the Registration Statement to include such statements unless and until we are required to do so under the applicable rules.

Set forth below is our proposed disclosure to be set forth in a new section entitled “Recent Developments” in the Prospectus Summary.

Certain Estimated Results for First Quarter Ended February 28, 2010

We estimate our net revenues for the quarter ended February 28, 2010, which presents Kingtone Information’s fiscal quarter ended December 31, 2009 (entities with the different quarter periods are permitted to combine or consolidate their financial statements under Regulation S-X Rule 3a-02(b)(1)), to be approximately $2.9 million, representing an increase of $0.9 million or 43.7% from the first quarter of Kingtone Information’s fiscal year ended September 30, 2009, or fiscal 2009. We estimate our net income from operations to be approximately $2.2 million, representing an increase of $0.7 million or 45.3% from the first quarter of fiscal 2009. We estimate our net income to be approximately $1.72 million to $1.78 million, representing an increase of $0.59 million to $0.65 million or 51% to 57% from the first quarter of fiscal 2009. The above estimated results are preliminary and are subject to the completion of our normal quarter-end closing procedures. Our actual results may differ from these estimates, however nothing has come to our attention that has caused us to believe that our actual results materially differ from these estimated results.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

April 26, 2010

Sincerely /s/ Peng Zhang Peng Zhang Chief Executive Officer

cc:	Neil Pinchuk, Bernstein & Pinchuk P.C. Elizabeth F. Chen, Esq., Pryor Cashman LLP